U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

================================================================================
           Transaction Valuation*                       Amount of Filing Fee
--------------------------------------------------------------------------------

                 $3,975,000                                     $795
================================================================================

*Fee paid previously and was calculated assuming the purchase of 750,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $795
                       ---------------------------------------------------------
Filing Party:
              ------------------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
          ----------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule 14d-1.

   [X] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE                               CONTACT: ISAAC STARKMAN, CEO
                                                            (818) 766-8311


                            JERRY'S FAMOUS DELI, INC.
                    ANNOUNCES COMPLETION OF OFFER TO PURCHASE
                   SHARES OF COMMON STOCK FOR $5.30 PER SHARE

STUDIO CITY, CA - September 04, 2001 -- Jerry's Famous Deli, Inc. (NASDAQ:DELI), announced today that its Offer to Purchase Shares of its Common Stock at $5.30 per share expired at 5:00 p.m. on August 31, 2001. In the Offer, the shareholders of the Company tendered a total of 719,325 shares of Common Stock. The Company has accepted all of the shares tendered and intends to deliver to its depositary, U.S. Stock Transfer Corp., funds in the aggregate amount of $3,815,000 to cover all of the shares tendered in the Offer. U.S. Stock will be sending checks within approximately one week to all shareholders that tendered shares in the Offer. Any questions regarding the Offer to Purchase may be directed to the Company's Information Agent, D.F. King & Co., Inc. at (800) 848-3094.

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